Shareholder meeting

On March 26, 2005, the Annual Meeting of the Fund was held to elect five Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 41,825,690 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                                        WITHHELD
                                        FOR             AUTHORITY

James F. Carlin                         41,469,089      342,286

William H. Cunningham                   41,475,285      336,090

Richard P. Chapman, Jr.                 41,465,452      345,923

James A. Shepherdson*                   41,481,981      329,394

*Mr. James A. Shepherdson resigned effective July 15, 2005.

The preferred shareholders elected Patti McGill Peterson to serve as the Fund's Trustee until her successor is duly elected and qualified, with the votes tabulated as follows: 14,258 FOR, 0 AGAINST, 57 WITHELD.

The common and preferred shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal year ending December 31, 2005, with votes tabulated as follows: 41,484,857 FOR, 141,984 AGAINST and 198,849 ABSTAINING.